July 15, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: H. Roger Schwall

Assistant Director

Office of Natural Resources

RE:	Kimbell Royalty Partners, LP
Draft Registration Statement on Form S-1
Submitted November 12, 2015
CIK No. 0001657788

Ladies and Gentlemen:

On behalf of Kimbell Royalty Partners, LP (the “Partnership” or “we”), enclosed is a copy of Confidential Draft Submission No. 2 (“Submission No. 2”) of the Partnership’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to Confidential Draft Submission No. 1 (“Submission No. 1”) of the Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on November 12, 2015. The changes reflected in Submission No. 2 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of December 10, 2015.

Set forth below are the Partnership’s responses to the Staff’s comments, preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Submission No. 1 of Registration Statement on Form S-1 Filed November 12, 2015

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Partnership undertakes to provide to the Staff all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Partnership has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriter that is participating in the Partnership’s initial public offering has confirmed to the Partnership that it has not published or distributed any research reports about the Partnership in reliance upon Section 2(a)(3) of the Securities Act.

2.                                      Please be advised that we may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply (preferably with your next amendment) the partnership agreement which you designate as Appendix A to the prospectus and list as Exhibit 3.2, and update the disclosure as necessary.

RESPONSE: The Partnership acknowledges that the Staff may have additional comments once we supply any information currently omitted from the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement and update the disclosure. The Partnership will allow sufficient time to respond to any such comments.

Summary, page 1

Overview, page 3

3.                                      With the graph labeled Organic Net Production Growth (1999-2014) you state, “In addition, for the five-year period ended December 31, 2014, net oil production has grown organically at a compound annual growth rate of 6.5%”. It appears that the same graph presents gas production from mid-year 2011 to mid-year 2014 with a negative compound annual growth rate of about six percent. Please balance this disclosure by describing/explaining the declining historical gas production trend.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to remove the referenced disclosure.  Please see pages 3 and 111.

Formation Transactions, page 15

4.                                      You disclose that “Any common units not purchased by the underwriters pursuant to their option will be issued to our Sponsors and the other Contributing Parties at the expiration of the option period for no additional consideration.” Please explain to us whether, in the event and to the extent that the underwriters’ option is not exercised in full, the issuance of common units to “the Sponsors and the other Contributing Parties” will be pursuant to an exemption from registration, and if so, identify the exemption.

RESPONSE:  Pursuant to a Contribution Agreement among the Sponsors, the other Contributing Parties and the Partnership, the Sponsors and the other Contributing Parties will contribute the Partnership’s initial assets in exchange for the issuance of common units and the right to receive the net proceeds of the offering, as well as the right to receive additional common units, cash proceeds or a combination thereof, depending upon whether or not the underwriters exercise their option to purchase additional common units in whole or in part.  The issuance of common units to the Sponsors and other Contributing Parties at the closing of the initial offering and, in the event the underwriters do not exercise their option to purchase additional common units in whole, at the expiration of the option period, will be exempt from registration under Section (4)(a)(2) of the Securities Act.  The Contribution Agreement is expected to be executed prior to the first public filing of the Registration Statement and will be filed as an exhibit to the Registration Statement.

Risk Factors, page 30

Risks Related to Our Business, page 30

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value..., page 34

5.                                      We note your disclosure stating that if commodity prices decrease to a level such that future undiscounted cash flows from your properties are less than their carrying value for a significant period of time, you will be required to take write-downs of the carrying values of your properties. Please revise this disclosure to explain the potential impact of the factors discussed to the limitation on capitalized costs under the full cost method of accounting.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see pages 35 and 36.

Risks Inherent in an Investment in Us, page 54

Our general partner and its affiliates, including our Sponsors and their respective affiliates, have conflicts of interest with us…, page 54

6.                                      To the extent applicable, address any conflicts of interest that may arise from interests currently held by the Sponsors that are separate from yours.

RESPONSE: The Partnership respectfully submits that it has listed the material conflicts of interest that may arise from interests currently held by the Sponsors that are separate from the Partnership’s in the section captioned “Risk Factors—Risks Inherent in an Investment in Us.” However, the Partnership has added disclosure describing how conflicts of interest may arise in the section captioned “Prospectus Summary—Summary of Conflicts of Interests and Duties” on pages 11 and 12 of Submission No. 2.  The Partnership will update the disclosure in future filings should new conflicts arise.

Use of Proceeds, page 71

7.                                      We note that in connection with the Formation Transactions, you anticipate assuming certain indebtedness from the Contributing Parties that will be repaid with a portion of the net proceeds of the offering. Please include the amount of indebtedness you intend to assume and clarify whether it consists of the outstanding balance under your predecessor’s credit facility with Frost Bank disclosed on page 92.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to reflect that the Partnership no longer anticipates assuming any indebtedness from the Contributing Parties or repaying such indebtedness with a portion of the net proceeds of the offering. Please see pages 15, 16, 18, 24, 74, 95, 97 and F-9.

8.                                      We note that any increase or decrease in the net proceeds would not change your intended use of proceeds but would impact the cash distribution paid to your Sponsors and Contributing Parties. Please clarify whether a minimum distribution is required as consideration to effectuate the Formation Transactions and acquisition of your initial assets.

RESPONSE: A minimum distribution per se will not be required as consideration to effectuate the Formation Transactions and the acquisition of our initial assets. However, the Contribution Agreement to be entered into among the Partnership, the Sponsors and the other Contributing Parties is expected to provide for a minimum amount of aggregate gross proceeds to the Partnership from the initial public offering and a minimum aggregate ownership percentage for the Sponsors and the other

Contributing Parties in order to consummate the Formation Transactions and the acquisition of our initial assets. The closing of the initial public offering at the minimum amount of aggregate gross proceeds to the Partnership and the minimum aggregate ownership percentage for the Sponsors and the other Contributing Parties are the only conditions precedent to the consummation of the Formation Transactions and the acquisition of our initial assets related to the offering. The Partnership has amended its disclosure in Submission No. 2 to disclose this minimum condition in the Contribution Agreement. Please see pages 153 and 154.

Cash Distribution Policy and Restrictions on Distributions, page 75

9.                                      Please provide updated disclosure regarding the commodity pricing environment and its expected impact, if any, on your “expectation that the continued development of our properties by working interest owners will maintain or lead to increasing production and revenues for the foreseeable future.”

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 78.

10.                               Please provide appropriately detailed disclosure under the heading “Assumptions and Considerations,” which currently includes only the caption and no content at page 82.

RESPONSE: The Partnership acknowledges the Staff’s comment and undertakes to include such disclosure once the forecast of cash available for distribution is included in the Registration Statement.

Management Discussion & Analysis of Financial Condition and Results of Operations, page 89

Critical Accounting Policies, page 103

11.                               It appears that your discussion of critical accounting policies provides disclosure that is substantially similar to the information provided as part of the summary of significant accounting policies within the footnotes to your financial statements. Please revise to provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Your revised disclosure should present an analysis of the uncertainties involved in applying your accounting principles and the variability that is reasonably likely to result from the application of these accounting principles. For additional guidance, refer to section V of SEC Release No. 33-8350.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 106.

12.                               Please provide critical accounting policy disclosure addressing equity based compensation. Your disclosure should include a discussion of the methods used to determine the fair value of the units underlying option awards and the nature of the material assumptions involved. In addition, explain the extent to which estimates made by management are considered highly complex and subjective.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 109.

Business, page 108

Oil and Natural Gas Data, page 120

13.                               Please revise your disclosure on page 126 to provide undeveloped acreage figures to comply with Item 1208 of Regulation S-K.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see pages 127 and 128.

Summary of Estimated Proved Reserves, page 122

14.                               Please provide us with the petroleum engineering reports you used as the basis for your June 30, 2015 proved disclosures on page 122 and in Exhibit 99.2. You may furnish these materials on digital media such as flash drive or compact disk.

The report should include:

a) One-line recaps in spread sheet format for each property sorted by region within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Engineering exhibits in support of the statement on page three which states “Our PDP reserves have an average estimated initial five-year decline rate of approximately 10.3%.”

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

RESPONSE: The Partnership is providing the Staff supplementally the requested information with respect to the December 31, 2015 proved disclosures on page 124 and in Exhibit 99.1 of Submission No. 2.  Please note that such supplemental information is being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act and under the Freedom of Information Act and is not being filed electronically as part of this letter. We have not provided the requested information with respect to June 30, 2015 because that information has been updated as of December 31, 2015. However, should the Staff prefer to see such information as of June 30, 2015, we undertake to provide it upon request.

Estimated Proved Undeveloped Reserves, page 124

15.                               We note the reconciliation of the changes in proved undeveloped reserves does not include discussion of acquisitions. Please amend your document to disclose the details for each of these two acquisitions. Include items such as PUD reserves acquired, regional locations and purchase prices.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 126.

16.                               You state “As of June 30, 2015, all of our PUD drilling locations are scheduled to be drilled prior to June 30, 2020.” As you lack the influence of a working interest partner in the drilling schedule for PUD locations, explain, with reasonable detail, how this schedule was determined. Address changes in the year-end 2015 schedule that you anticipate as a result of current lower commodity prices.

RESPONSE: Although we lack the influence of a working interest partner in the drilling schedule for PUD locations, we are able to forecast a drilling schedule for PUD reserves based on a multi-factor analysis, which we believe provides a reasonable basis for our estimations.  As part of this multi-factor analysis, we obtain information from state regulatory agencies and third-party sources regarding production data on a well-by-well basis for each basin and play in which we own assets, including updates on each well’s status throughout the drilling process. We examine this information on an acquisition-by-acquisition basis and devote resources to our analysis in proportion to the relative size of the acquisitions. We also review information regarding permits granted to our operators and rig activity and location on our acreage, in each case prioritizing review of our most significant operators and locations.  Our ability to monitor permit trends, rig activity and rig location on our acreage is a critical component of our analysis. From a basin and play-wide perspective, we are able to determine where our operators deploy their assets to achieve maximum results by reviewing, among other things, our operators’ allotment of capital expenditures, proposed number of new wells drilled each year and additional spacing testing. In addition, access to this information, including permits granted, wells spudded, wells drilled to total depth and wells completed and waiting for first connection, enables us to track well development from permitting to production on the acreage in each basin and play in which we own an interest.

We also review investor presentations and other public statements of our operators before booking undeveloped reserves and have general discussions with a representative sampling of our operators to ascertain their reserve booking plans.  As of December 31, 2015, our top nine operators accounted for approximately 57% of our revenue. Information regarding reserve booking plans were gathered for all of these operators. The public statements and guidance by the operators of our acreage regarding future drilling activity, coupled with the historical information we gather, enable us to forecast a drilling schedule for PUD locations over a several year period.

Further, we continue to gather production and subsurface data and to refine our estimations of proved reserves as operators develop the basins and plays in which we own an interest. We further note that, in recognition of the effect that the volatility in commodity prices may have on drilling activities on our acreage, we have reduced our estimated drilling completion rate as of December 31, 2015 by 60% compared to 2014 to account for the sustained low commodity prices during the period.  Although many factors may affect the timing or occurrence of future drilling on our acreage, including volatility in commodity prices, we believe that our proved undeveloped drilling locations have been properly characterized as reasonably certain to be recovered within five years using the aforementioned multi-factor analysis.

Production and Price History, page 125

17.                               We note your predecessor’s production, product price and expense information here. Please affirm that you will include your information — that is, for Kimbell Royalty Partners and its subsidiaries — in the next amendment.

RESPONSE: The Partnership respectfully notes that it has included production data for the Partnership as a whole on pages 6, 120 and 121 of Submission No. 2. The production information for the Partnership as a whole is derived from state reports submitted by the operator of each well in which we own an interest, which is gathered from state regulatory agencies and included in our engineering database. However, the Partnership does not have realized price and cost data from all of the Contributing Parties and therefore cannot present such information for the Partnership as a whole. As previously discussed with the Staff and with the Staff’s approval, the Registration Statement includes audited financial information of Rivercrest Royalties, LLC, as predecessor, as well as statements of revenues and direct operating expenses of certain of the other Contributing Parties. The pro forma financial presentation included in the Registration Statement accounts for less than 100% of the total assets that will be contributed to the Partnership by all the Contributing Parties. As a result, the Partnership does not have reliable price and cost data for any of the Contributing Parties in which financial statements are not included in the Registration Statement.

Management, page 137

18.                               Please revise to eliminate any ambiguities or gaps with regard to time or employers during the most recent five years in the sketches you provide for R. Davis Ravnaas, Jeff McGinnis, and Brett G. Taylor. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see pages 140 and 141.

Certain Relationships and Related Party Transactions, page 148

Procedures for Review, Approval and Ratification of Transactions with Related Persons, page 150

19.                               Please provide the disclosure required by Item 404(b) of Regulation S-K and clarify whether related party transactions will be approved by disinterested or independent directors.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 154.

20.                               Once it is available, please provide updated disclosure regarding the forthcoming business code referenced at page 150.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see page 154.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

21.                               Please revise to provide proved reserve quantity information and the standardized measure of discounted future cash flows as part of the footnotes to your pro forma financial statements. Refer to SAB Topic 2D.

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see pages F-10, F-11, F-12, F-13 and F-14.

Rivercrest Royalties, LLC

Interim Period Financial Statements, page F-14

22.                               Please update your financial statements to comply with Rule 3-12 of Regulation S-X and provide corresponding updated disclosures throughout your submission.

RESPONSE: The Partnership has updated its financial statements and corresponding disclosures throughout Submission No. 2 to address the Staff’s comment.

Annual Financial Statements, page F-29

Note 13 — Supplemental Oil and Gas Reserve Information, page F-45

23.                               Please expand your disclosure of changes in the net quantities of proved reserves to provide an explanation of significant changes that occurred in the periods presented. Refer to FASB ASC 932-235-50-5. In addition, please revise to provide each element of the disclosure required by FASB ASC 932-235-50 (e.g., costs incurred for property acquisition, exploration, and development activities).

RESPONSE: The Partnership has revised its disclosure in Submission No. 2 to address the Staff’s comment.  Please see pages F-61, F-68, F-75 and F-82.

Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties Owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP, page F-55

24.                               Please explain your basis for presenting statements of revenues and direct operating expenses of certain oil and gas properties owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP on a combined basis.

RESPONSE: The statements of revenues and direct operating expenses of certain oil and gas properties owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP were presented on a combined basis as these oil and gas properties are under common control.  Management took into consideration the guidance below.

The Emerging Issues Task Force (“EITF”) contemplated common control in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (“EITF 02-5”). While a consensus was not reached, the EITF concluded that common control exists between (or among) separate entities in the following situations:

•                  An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

•                  A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

•                  Immediate family members (married couples and their children, but not their grandchildren) hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

Rule 1-02(g) of Regulation S-X notes that the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise.”

Management noted that one individual holds more than 50 percent of the voting interest of each of the aforementioned oil and gas properties and has the ability to significantly direct the activities for these properties; thus, management determined this individual “controls” Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP.  Therefore, management determined that it was appropriate to combine the statements of revenues and direct operating expenses of certain oil and gas properties owned by Trunk Bay Royalty Partners, Ltd., Oil Nut Bay Royalties, LP, Gorda Sound Royalties, LP and Bitter End Royalties, LP.  The Partnership has added information in a footnote in the combined financial statements to explain the presentation of combined statements for the above-mentioned oil and gas properties.  Please see page F-71.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Rocha of Baker Botts L.L.P. at (713) 229-1558.

Very truly yours,

KIMBELL ROYALTY PARTNERS, LP

By:	Kimbell Royalty GP, LLC, its general partner

By:	/s/ Robert D. Ravnaas
Robert D. Ravnaas
Chief Executive Officer

cc: Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Ronald M. Winfrey, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Timothy Levenberg, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.

William N. Finnegan IV, Latham & Watkins LLP

John M. Greer, Latham & Watkins LLP